ANTHONY L.G., PLLC

laura aNTHONy, esq JOHN CACOMANOLIS, ESQ* CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ**	WWW.ANTHONYPLLC.COM WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL:

Jessica Haggard, esq. ***

MICHAEL R. GEROE, ESQ, CIPP/US****

CRAIG D. LINDER, ESQ*****

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.******

STUART REED, ESQ

lazarus rothstein, esq.

Harris Tulchin, Esq. *******

DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

*licensed in FL and NY

**licensed in NY and NJ

***licensed in Missouri

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

******licensed in NY and NJ

*******licensed in CA and HI (inactive in HI)

November 6, 2023

VIA ELECTRONIC EDGAR FILING

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Metros Development Co., Ltd. Amendment No. 1 to Registration Statement on Form F-1 Filed October 19, 2023 File No. 333-274696

Dear Sir or Madam:

This letter responds to the correspondence (“Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated November 1, 2023 to Yoshihiro Koshiba, Chief Executive Officer of Metros Development Co., Ltd. (the “Company”), providing a comment on the above-referenced Amendment No. 1 to Registration Statement on Form F-1, filed on October 19, 2023 by the Company. We have included a narrative response herein keyed to the comment of the Staff of the SEC set forth in the Comment Letter. We trust you shall deem the contents of this letter responsive to your Comment Letter.

Form F-1

Description of Business, page 48

1.	Comment: We note your revised disclosure that you plan to use approximately 40% of the net amount of offering proceeds for the development and marketing of the new real estate crowdfunding platform. Please discuss in greater detail your specific plan for the crowdfunding platform, such as timing for the planned phases of development and marketing, the associated costs, how you expect to generate revenues from the platform, the period you expect revenues to commence, and any risks associated with completing the platform.

Response: As agreed with the Staff over the phone, we will revise the final prospectus (rather than file another amendment to the registration statement) to address this comment.

●	We will revise the disclosure in the subsections entitled “Further development of our core business” and “Diversification of funding methods and securing a sound financial base” in the “Prospectus Summary” section and the “Description of Business” section on pages 22 and 49, respectively, of the final prospectus to discuss in greater detail our specific plan for the crowdfunding platform as set forth below:

“Further development of our core business

We will strive for steady growth of our core business by increasing the number of purchase/sales personnel, mainly in Tokyo, Osaka, and Nagoya, in order to increase the number of approaches to landowners, which we believe will lead to an increase in the number of purchase contracts and settlements, thereby further expanding sales. We are considering the use of real estate crowd funding in order to provide alternate funding to purchase additional properties.

 We plan to use a portion of the proceeds of this Offering for the development and marketing of the crowdfunding platform. For additional information on this, please see “Use of Proceeds” on page 31. Currently, we are searching for a manager who will be in charge of the development of the real estate crowdfunding business. Once we hire the manager, we intend to initiate the development of the real estate crowdfunding platform. We intend to hire engineers and developers to build out the crowdfunding platform, who will also be in charge of system updates and maintenance of the platform. We estimate the cost of the development of real estate crowdfunding platform will be approximately $3.81 million. We expect it will take approximately one and a half years from initiation of the platform development to the launch of the real estate crowdfunding business. For potential risks involved with the development and operation of a crowdfunding business, please see “Risk Factors – Risks Related to the Prospective Crowdfunding Platform” on page 49. We intend to internally handle the administration of the platform including planning, designing, and marketing of the real estate crowdfunding business and handling of customer service. After the business is launched, we intend to mainly use internet advertisement to attract potential users to our website in order to acquire users. We estimate the cost to market the new real estate crowdfunding platform will be approximately $1.27 million. We will strive for further growth by earning revenue from both our steady sales style and eventually real estate tech, if possible. As stated above, we intend to primarily use the crowdfunding platform in order to grow our core business. Secondarily, we anticipate that others will be able to utilize our crowd funding platform to raise funds to acquire real estate.”

“Diversification of funding methods and securing a sound financial base

We anticipate immediately generating revenues from the real estate crowdfunding platform in the form of commission fees which we will charge to users of our platform. However, the main purpose of launching the real estate crowdfunding platform is to diversify our financing the purchase of real estate, rather than generating revenues from commissions that we may charge. When purchasing properties to date, we had only two options: using our own funds or borrowing funds from financial institutions. As a result, the amount of cash on hand and the amount available for borrowing from financial institutions have been limiting factors for the Company’s growth. In order to reduce or eliminate the impact of the above limiting factors and to maximize the outcome of effort we put on our core business, we are considering the use of real estate crowdfunding. We believe that diversifying our funding sources through real estate crowdfunding will contribute to further growth as we can aim to leverage the funds in an effort to maximize sales. We intend to immediately sell properties we purchase to the crowdfunding platform, where we will offer investors a certain amount of yield on their investments in the properties. After we finalize the negotiation for redevelopment, our Company and the crowdfunding business jointly sell the real estate to a developer and we offer the investor profit from the sale of the real estate. Our services on the real estate crowdfunding platform are only intended for investors in Japan in accordance with the Act on Specified Joint Real Estate Ventures in Japan. We do not plan to allow U.S. persons or persons located in the United States to obtain access to posted offering materials on the crowdfunding platform. We anticipate restricting access to the posted offering materials (from the crowdfunding site) to those viewers who first provide their residence information and, in doing so, do not provide information such as a U.S. area code or address that indicates that they are a U.S. person.”

●	We will add the following risk factor to “Risks Related to the Prospective Crowdfunding Platform” subsection on page 22 of the final prospectus:

“If third parties fail to develop and deliver a user-friendly online real estate crowdfunding platform in a timely manner for investors to invest on, we may be unable to execute on our real estate crowdfunding business strategy.

The Company currently depends on third party engineers and developers to develop and deliver a user-friendly online real estate crowdfunding platform in a timely manner for investors to invest on. To successfully execute our real estate crowdfunding business strategy, we must not only have third party engineers and developers produce and deliver the platform timely when needed, but we must also continue to further upgrade and evolve the technology of the platform to remain competitive. We cannot be certain that these third parties will be successful in their development efforts. If these third parties are unable or unwilling to develop the real estate crowdfunding platform on a timely basis that performs according to our expectations, we may be unable to deploy the real estate crowdfunding business when we expect, or at all. Any failure by our third-party engineers and developers to meet these needs may impair our ability to execute our business strategy. If we are unable to deploy the platform in a timely manner, we may be unable to execute our business strategy.”

If the Staff has any further comments regarding Amendment No. 1 to the registration statement on Form F-1, or any subsequent amendments to the Company’s registration statement on Form F-1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Mark Rakip /U.S. Securities and Exchange Commission
Kristina Marrone /U.S. Securities and Exchange Commission
Catherine De Lorenzo /U.S. Securities and Exchange Commission
Brigitte Lippmann /U.S. Securities and Exchange Commission
Yoshihiro Koshiba /Metros Development Co., Ltd
Craig D. Linder, Esq./Anthony L.G., PLLC

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